1 For Release: Monday December 9, 2024 Attention: Business Editors VERSABANK TRANSITIONS CORE TEAM RESPONSIBLE FOR CANADIAN RECEIVABLE PURCHASE PROGRAM SUCCESS TO LEAD US OPPORTUNITY LONDON, ON/CNW – VersaBank (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced the transition of key members of the executive team responsible for the success of the Receivable Purchase Program (“RPP”) to VersaBank USA in support of the Bank’s US RPP opportunity: • Nick Kristo, previously Chief Credit Officer, VersaBank Canada, has been appointed Chief Credit Officer, VersaBank USA; • Mike Dixon, previously SVP, Point of Sale Financing, VersaBank Canada, has been appointed SVP, Receivable Purchase Program, VersaBank USA; and • David Robinson, previously Senior Director, Point of Sale Financing, VersaBank Canada, has been appointed VP, Receivable Purchase Program, VersaBank USA. Messrs. Dixon, Kristo and Robinson join the already announced distinguished executive team at VersaBank USA, which includes: Tel Matrundola, President; Shawn Clarke, Chief Operating Officer; Tim Bloom, Chief Risk Officer; and Kevin Sullivan, Bank Secrecy Act (“BSA”) Officer. “Messrs. Kristo, Dixon, and Robinson, along with Mr. Matrundola and Mr. Clarke, have been fundamental in the growth and success of the RPP in Canada with a portfolio that has grown at a compound annual growth rate (CAGR) of 27% over the last five years and provided more than C$10.5 billion in financing for point of sale lenders since inception 14 years ago with no loan losses,” said David Taylor, President and Chief Executive Officer, VersaBank. “Their extensive experience with the RPP in Canada will be invaluable as we scale the US RPP program throughout 2025 and capitalize on the significant growth potential in the multi-trillion-dollar US point of sale market.” VersaBank also announced the following appointments to the executive team at VersaBank Canada: • David Thoms has been appointed SVP, Point of Sale Financing, VersaBank Canada; and • Saad Inam has been appointed Chief Credit Officer, VersaBank Canada. “We have an experienced team to support the continued expected growth of our RPP in Canada,” continued David Taylor President and Chief Executive Officer. “Throughout his 19 years at VersaBank, Mr. Thoms has held multiple roles that have been integral to the Bank’s success, including working closely with Mr. Dixon on the RPP in Canada. For the last 7 years, Mr. Inam has worked closely with Mr. Kristo in increasingly senior credit roles. Their deep understanding of our Canadian operations will ensure the continued strength of our business as we continue to

2 expand with existing customers and attract new ones, capitalizing on the continued growth in the Canadian point of sale market.” Mr. Kristo joined VersaBank in 2004. Throughout his 28 years of work in the financial services industry, Mr. Kristo has gained significant credit adjudication experience in several different product lines including commercial and residential real estate, leasing, retail lending and securitization. Beyond the credit adjudication spectrum, he has had significant influence in the development of credit policy and procedure, expected credit loss development, risk rating development and stress-testing. Additionally, he has operated in the capacity of a Chief Risk Officer where he has developed and implemented both of VersaBank’s Enterprise and Operational Risk Management Frameworks. Mr. Kristo received a Bachelor of Commerce and Master of Business Administration degrees from the University of Windsor. Mr. Dixon joined the Bank in 2005 and over the past 19 years, has held several management roles within the Bank’s Structured Finance, Infrastructure Finance, Corporate Development, Consumer Finance & Point of Sale Financing departments, including underwriting the Bank’s first RPP in 2010. Mr. Dixon has operated as the Senior Vice President, Point of Sale Financing since March 2017, during which time, the Point of Sale portfolio has experienced significant growth with no losses under his leadership. Mr. Dixon earned a Master of Business Administration from Wilfrid Laurier University, and holds a Bachelor of Commerce degree from McMaster University. Mr. Robinson joined VersaBank in 2016 and has been a significant contributor to the growth of the Bank’s Point of Sale program. He has managed strategic relationships, and developed new customers, while balancing growth initiatives with an appropriate risk management mindset. Prior to joining VersaBank, he worked for 18 years for GE Capital (now Wells Fargo) in a variety of business development, account management and senior sales leadership roles. Mr. Robinson holds both Bachelor of Business Administration and Master of Business Administration degrees from Wilfrid Laurier University. Mr. Thoms joined VersaBank in October 2005 as an Account Manager, Corporate & Public Sector Finance and was subsequently promoted to Assistant Vice President in 2007, and Vice President in March 2016. He has over 25 years of banking and financial services experience, including previous roles held at Scotiabank. VersaBank’s Point of Sale portfolio has experienced significant growth under his leadership over the past 8 years. Mr. Thoms holds a Master of Business Administration from York University (Schulich School of Business) and a Bachelor of Arts (Kinesiology) from Western University. Mr. Inam joined VersaBank in November 2017 as Assistant Vice President, Credit Risk and was subsequently promoted to Vice President, Credit Risk in November 2020. He has over 20 years of banking and financial services experience, including previous roles held at TD Bank and Bank of Montreal. VersaBank’s Point of Sale portfolio has experienced significant growth with no losses under Mr. Inam’s detail-oriented, proactive approach to risk management. Mr. Inam holds a Master of Business Administration from York University (Schulich School of Business) and a Bachelor of Commerce from University of Toronto. About VersaBank VersaBank is a North American bank (federally chartered in Canada and the US) with a difference. VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its lending electronically

3 through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program (“RPP”) funding solution for point of sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X